EXHIBIT 99.3

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time September 21, 2025.
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VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com
* SPECIMEN *	VOTE BY MAIL
1 MAIN STREET ANYWHERE PA 99999-9999	Mark, sign and date your proxy card and return it in the envelope we have provided.
VOTE IN PERSON

If you would like to vote during the meeting, please attend the Extraordinary General Meeting of Shareholders, to be held at Meeting Room 2, 6th Floor, Nanshan Shuixing Huayuan Premium Selection Hotel, No. 13 Keji Road, Science and Technology Park, Nanshan District, Shenzhen, Guangdong Province, People's Republic of China on 23 September 2025 at 9:30a.m. (local time).

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders Proxy Card - CDT Environmental Technology Investment Holdings Limited

DETACH PROXY CARD HERE TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS

PROPOSAL 1 – SHARE CAPITAL CHANGES PROPOSAL

RESOLVED, as an ordinary resolution that, the Company amend its authorised share capital with immediate effect in the manner and order set out below (collectively, the Share Capital Changes):

(a)    18,800,000 of the authorised ordinary shares of par value US$0.0025 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 18,800,000 class A ordinary shares of par value US$0.0025 each, where the rights of the existing ordinary shares shall be the same as such class A ordinary shares;

(b)    1,200,000 authorised but unissued ordinary shares of par value of US$0.0025 each in the Company will be cancelled and a new class of shares comprising of 1,200,000 class B ordinary shares of par value US$0.0025 each, which will be entitled to twenty (20) votes per share, with the rights and privileges as set out in the Amended MAA (as defined below) will be created; and

(c)    the authorised share capital of the Company be increased from US$50,000 to US$250,000 by the creation of 75,200,000 class A ordinary shares of par value US$0.0025 each and 4,800,000 class B ordinary shares of par value US$0.0025 each, such that the authorised share capital of the Company shall become US$250,000 divided into (i) 94,000,000 class A ordinary shares of par value US$0.0025 each and (ii) 6,000,000 class B ordinary shares of par value US$0.0025 each.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL 2 – CHARTER AMENDMENT PROPOSAL

RESOLVED, as a special resolution that, the proposed second amended and restated memorandum and articles of association of the Company, the form of which is attached to the notice of extraordinary general meeting as Appendix 1 (the Amended MAA), be adopted in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect immediately after Share Capital Changes taking effect.

☐ FOR	☐ AGAINST	☐ ABSTAIN

NOTE: To transact such other business as may be properly brought before the Extraordinary General Meeting and any adjournments thereof.

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT9999	90.00

CDT Environmental Technology Investment Holdings Limited
Extraordinary General Meeting of Shareholders

September 23, 2025

at 9:30 a.m. (Local Time)

Proxy Material for this Meeting is available online at:
https://ts.vstocktransfer.com/irhlogin/I-CDTG

DETACH PROXY CARD HERE TO VOTE BY MAIL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, being a registered holder of shares in CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby appoints the Chairman of the Extraordinary General Meeting as proxy to attend and act on behalf of the undersigned at the Extraordinary General Meeting of the Company and at any adjournment(s) or postponement(s) thereof. Each share is entitled to one vote.

The proxy is authorized to vote on the resolutions set out in the notice convening the meeting as indicated above, or if no indication is given, to vote as the proxy thinks fit. The proxy is also entitled to vote at their discretion on any other resolution properly put to the meeting.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED   “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by CDT Environmental Technology Investment Holdings Limited materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

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PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)